SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Comstock Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  205768203
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 August 24, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  205768203



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




      1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Compression, Inc.; 73-1424038

      2)    Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
            Instructions)
            (a)
            (b) X

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)  AF

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6)    Citizenship or Place or Organization - Oklahoma

      7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 1,537,700

      8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

      9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 1,537,700

      10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

      11)   Aggregate  Amount  Beneficially  Owned by Each Reporting  Person -
            1,537,700

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11)- 6.10%


      14)   Type of Reporting Person (See Instructions) CO



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




      1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) - C. Philip Tholen

      2)    Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
            Instructions)

            (a)
            (b)  X

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)  PF

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6)    Citizenship or Place or Organization - Oklahoma

      7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 11,300

      8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - 1,549,000

      9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 11,300

      10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - 1,549,000

      11)   Aggregate  Amount  Beneficially  Owned by Each Reporting Person -
            1,549,000

      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      13)   Percent of Class Represented by Amount in Row (11) - 6.15%

      14)   Type of Reporting Person (See Instructions)  IN




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



Item 1.     Security and Issuer

      This statement relates to the common stock, par value $.50 per share, (the "Common Stock") of Comstock Resources, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244.

Item 2.     Identity and Background

      (1) General. Samson Investment Company ("Samson") owns all of the issued and outstanding capital stock of Compression, Inc. ("Compression"). Charles Schusterman ("Schusterman"), through a partnership known as CS Holding Associates, beneficially owns 100% of the issued and outstanding capital stock of Samson.

      (2) Samson. Samson is a Nevada corporation, whose principal business is a holding company. The address of the principal business and principal office of Samson is Two West Second Street, Tulsa, Oklahoma 74103. With respect to paragraphs (d) and (e) of this Item 2, none.

      (3) Compression. Compression, an Oklahoma corporation, was originally formed for the purpose of leasing gas compression equipment to oil and gas exploration and production companies. In 1995 Compression sold these operations to a third party, and, subsequent thereto, it has been engaged in the investment, through the purchase of stock, in several publicly-traded oil and gas exploration, production and service companies. The address of the principal business and principal office of Compression is Two West Second Street, Tulsa, Oklahoma 74103. With respect to paragraphs (d) and (e), none.

      (4) C. Philip Tholen serves as Executive Vice President, Chief Financial Officer, Treasurer and Director of Samson. Mr. Tholen beneficially owns 11,300 shares of Common Stock in Issuer through a family limited partnership in which his Revocable Trust owns a 98.7% limited partner interest. Mr. Tholen's principal business address is Two West Second Street, Tulsa, Oklahoma 74103. Mr. Tholen and Compression/Samson have not entered into any group arrangement or understanding with respect to acquiring, voting and/or disposing of the Common Stock of Issuer. Furthermore, Compression/Samson disclaim any beneficial interest in the shares of Common Stock in Issuer owned by Mr. Tholen. Mr. Tholen, by virtue of his position as Executive Vice President, Chief Financial Officer, Treasurer and Director of Samson may be deemed to have shared voting/dispositive power over the Common Stock of Issuer owned by Samson. With respect to paragraphs (d) and (e), none.



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




      (5) The executive officers, directors and each person who may be deemed to be controlling Samson and Compression are as follows:

            Samson:
                  President, Chief
                  Executive Officer,
                  Chairman of Board
                  of Directors, Director:            Charles Schusterman

                  Executive Vice President,
                  Chief Financial Officer,
                  Treasurer, Director:               C. Philip Tholen

                  Executive Vice President,
                  Director:                          Stacy Schusterman

                  Senior Vice President;             D. Sentell Fox

                  Senior Vice President-
                  General Counsel and
                  Secretary:                         Jack A. Canon

                  Senior Vice President:             Dennis R. Neill

                  Senior Vice President-
                  Controller:                        Patrick M. Hall

                  Senior Vice President-
                  Project Development:               Douglas J. Jacobson

                  Vice President-Production
                  Marketing:                         Ron Gober

                  Vice President-Operations
                  and Planning:                      Scott Longan

                  Vice President-Financial
                  and Tax Accounting:                Drew S. Phillips

                  Director:                          Alan W. Carlton

                  Director:                          Gregg E. Fairbrothers

                  Director:                          Sam D. Parker

            Compression:
                  President:                         Dennis R. Neill



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




      (6)   (a)  Charles Schusterman
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  President, Chief Executive Officer and Director
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (7)   (a)  C. Philip Tholen
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Executive  Vice   President,   Chief   Financial   Officer,
                 Treasurer, and Director
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (8)   (a)  Stacy Schusterman
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Executive Vice President, Director
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (9)   (a)  D. Sentell Fox
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Senior Vice President
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (10)  (a)  Jack A. Canon
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c) Senior Vice President-General Counsel and Secretary Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No



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




            (f)  United States of America

      (11)  (a)  Dennis R. Neill
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Senior Vice President
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
                 President and Director
                 Compression, Inc.
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (12)  (a)  Patrick M. Hall
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Senior Vice President-Controller
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (13)  (a)  Douglas J. Jacobson
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Senior Vice President-Project Development
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (14)  (a)  Ron Gober
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Vice President-Production Marketing
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America



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




      (15   (a)  Scott Longan
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Vice President-Operations and Planning
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (16)  (a)  Drew S. Phillips
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Vice President-Financial and Tax Accounting
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (17)  (a)  Alan W. Carlton
            (b)  10770 S. 77th E. Avenue
                 Tulsa, Oklahoma 74133
            (c)  Director
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (18)  (a)  Gregg E. Fairbrothers
            (b)  Two West Second Street, Tulsa, Oklahoma 74103
            (c)  Director
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
                 Co-President - Exploration
                 Samson Resources Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America

      (19)  (a)  Sam D. Parker
            (b)  Two West Second Street
                 Tulsa, Oklahoma 74103
            (c)  Director
                 Samson Investment Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103

                 Co-President - Operations
                 Samson Resources Company
                 Two West Second Street
                 Tulsa, Oklahoma 74103
            (d)  No
            (e)  No
            (f)  United States of America



Item 3.     Source and Amount of Funds or Other Consideration

      Compression, through an advance from its parent, Samson, has paid $9,981,835.25 for its shares of Common Stock of Issuer. C. Philip Tholen, through the personal funds of his family limited partnership, has paid $72,698.98 for the shares of Common Stock of Issuer which are beneficially owned by Mr. Tholen.


Item 4.     Purpose of Transaction

      Compression has acquired its shares of Issuer's Common Stock primarily to hold for investment. Compression believes that the Common Stock represents an attractive investment opportunity at this time. Compression may make additional purchases of Common Stock either in the open market or in private transactions depending on Compression's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Compression, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Compression may decide to sell all or part of its investment in the Common Stock, although it has no current intention to do so.


Item 5.     Interest in Securities of the Issuer

      (a) See Line 11 on cover page of this Form 13D for each of Compression and Mr. Tholen.

      (b) See Lines 7 through 10 on cover page of this Form 13D for each of Compression and Mr. Tholen. Also see Item 2, Paragraph 4 for a description of Mr. Tholen's shared voting power.

      (c) The following chart sets forth the purchases of Common Stock in Issuer made by Compression during the 60 days immediately preceding the filing date of this Schedule 13D. All of such purchases were made in brokerage transactions through the open market. The percentage of ownership disclosed below is based on 25,200,000 outstanding shares, the number of outstanding shares in Issuer as reported by Bloomberg Financial Markets.



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





                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned

      5,000              $6 5/8             7/28/98     see below    see below
      2,000               6 3/4             7/28/98     see below    see below
      3,000               6 11/16           7/28/98        10,000       .0397%

     10,000               7 1/4             7/29/98     see below    see below
      5,000               7 1/16            7/29/98     see below    see below
      5,000               6 15/16           7/29/98        30,000        .119%

     10,000               6 15/16           7/30/98     see below    see below
     10,000               7                 7/30/98     see below    see below
     10,000               7 1/16            7/30/98        60,000       .2381%

     20,000               6 7/8             7/31/98     see below    see below
     10,000               6 13/16           7/31/98     see below    see below
     20,000               6 3/4             7/31/98       110,000       .4365%

     18,500               6 11/16            8/3/98     see below    see below
      1,500               6 5/8              8/3/98     see below    see below
     10,000               6 13/16            8/3/98       140,000       .5556%

     25,000               6 13/16            8/4/98     see below    see below
      2,000               6 3/4              8/4/98     see below    see below
     10,000               6 7/8              8/4/98       177,000       .7024%

     20,000               6 1/8              8/5/98     see below    see below
     30,000               6 1/4              8/5/98     see below    see below
     17,000               6 3/8              8/5/98     see below    see below
     13,000               6 5/16             8/5/98       257,000      1.0198%

     40,000               6 1/2              8/6/98     see below    see below
     46,000               6 9/16             8/6/98     see below    see below
      7,700               6 5/8              8/6/98       350,700      1.3917%

        500               6 9/16             8/7/98     see below    see below
      1,000               6 5/8              8/7/98     see below    see below
     56,000               6 15/16            8/7/98     see below    see below
     40,000               6 7/8              8/7/98     see below    see below
     20,000               6 13/16            8/7/98     see below    see below
    102,500               6 3/4              8/7/98       570,700      2.2647%

     20,000               6 7/8             8/10/98     see below    see below
     80,000               6 15/16           8/10/98       670,700      2.6615%


     35,600               6 7/8             8/11/98     see below    see below
     30,000               6 15/16           8/11/98     see below    see below
      7,000               6 13/16           8/11/98       743,300      2.9496%



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     10,000               6 13/16           8/12/98     see below    see below
     70,000               6 15/16           8/12/98     see below    see below
     42,000               6 7/8             8/12/98       865,300      3.4337%

     62,500               6 15/16           8/13/98     see below    see below
     32,000               6 7/8             8/13/98       959,800      3.8087%

     80,000               6 15/16           8/14/98     see below    see below
     34,200               6 7/8             8/14/98     1,074,000      4.2619%

     20,000               6 5/8             8/17/98     see below    see below
      7,500               6 7/16            8/17/98     see below    see below
     10,000               6 1/2             8/17/98     1,111,500      4.4107%

     10,000               6 1/2             8/18/98     see below    see below
     16,500               6 7/16            8/18/98     see below    see below
        200               6 3/8             8/18/98     1,138,200      4.5167%

     10,000               6                 8/19/98     see below    see below
     20,000               5 15/16           8/19/98     see below    see below
        100               5 7/8             8/19/98     1,168,300      4.6361%

     22,100               5 5/8             8/20/98     see below    see below
     19,400               5 3/4             8/20/98     see below    see below
     28,500               5 11/16           8/20/98     1,238,300      4.9139%

    123,000               5 3/4             8/24/98     see below    see below
      1,000               5 13/16           8/24/98     1,362,300      5.4060%

     10,000               5 15/16           8/25/98     see below    see below
      3,000               5 7/8             8/25/98     1,375,300      5.4575%

     10,000               5 5/8             8/26/98     1,385,300      5.4972%

      5,000               5 9/16            8/27/98     see below    see below
     85,500               5 13/29           8/27/98     see below    see below
      5,000               5 1/2             8/27/98     see below    see below
      5,000               5 3/8             8/27/98     see below    see below
     10,000               5 9/16            8/27/98     1,495,800      5.9357%

      2,700               5 9/16            8/28/98     see below    see below
      1,600               5 9/16            8/28/98     1,500,100      5.9528%

      5,000               5 5/16            8/31/98     see below    see below
     10,000               5 1/2             8/31/98     see below    see below
      5,000               5 1/2             8/31/98     see below    see below
      5,000               5 3/8             8/31/98     see below    see below
      2,600               5 5/16            8/31/98     see below    see below
     10,000               5 7/16            8/31/98     1,537,700      6.1020%



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




      Mr. Tholen has, during the past 60 days, purchased the following shares of Common Stock in Issuer:

                                                         Total
                                                         Shares          %
No. of Shares        Price Per Share         Date        Owned         Owned

        500             $6 5/8              7/28/98           500      .002%
      2,800              6 5/8               8/3/98         3,300      .0131%
      4,000              6 5/8               8/5/98         7,300      .029%
      4,000              6                  8/19/98        11,300      .0448%

      All of such purchases were made in brokerage transactions through the open market.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits

            Exhibit No. 7.1     Power of Attorney from C. Philip Tholen

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 1998

Signature  /s/    Dennis R. Neill
                  ----------------

Name/Title: Dennis R. Neill
                  President
                  Compression, Inc.

Signature  /s/    Dennis R. Neill
                  ----------------
                  Dennis R. Neill as Attorney-in-Fact
                  for C. Philip Tholen


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